09040316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65435

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EXECUTION LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 GREENWICH AVENUE
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JASPER MUI
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON LLP
(Name – *if individual, state last, first, middle name*)

88 FROEHLICH FARM BLVD (Address) WOODBURY (City) CT (State) 11797 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VL

OATH OR AFFIRMATION

I, JASPER MUI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EXECUTION LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public

MARY JANE P. HOOD
NOTARY PUBLIC
State of Connecticut
My Commission Expires
January 31, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Member of
Execution LLC (A wholly-owned subsidiary of Execution Holdings LLC)

We have audited the accompanying statement of financial condition of Execution LLC (the "Company") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement overall presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Execution LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Marks Paneth & Shron LLP

Woodbury, New York
February 26, 2009

88 FROEHLICH FARM BOULEVARD
WOODBURY, NY 11797-2921
P. 516.992.5900 F. 516.992.5800
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI
jhi

EXECUTION LLC
(A wholly-owned subsidiary of Execution Holdings LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS	
Cash	$1,810,724
Due from clearing broker	161,036
Deposit at clearing broker	100,000
Prepaid expenses	173,941
Deferred tax assets	259,733
Furniture, fixtures and equipment, at cost, net of accumulated depreciation of $771,671	266,913
Leasehold improvements, at cost, net of accumulated amortization of $323,036	39,294
Other assets:	
Employee loans	75,881
Security deposits and other	44,988
Total assets	$2,932,510
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Bonus payable	$ 260,250
Accounts payable	524,753
Payable to affiliate	57,494
Accrued expenses	89,655
Payables to brokers and dealers	116,324
Total liabilities	1,048,476
Commitments - See Notes	
Member's equity	1,884,034
Total liabilities and member's equity	$2,932,510

See accompanying notes to financial statements.

EXECUTION LLC
(A wholly-owned subsidiary of Execution Holdings LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - ORGANIZATION AND BUSINESS ACTIVITIES

Execution LLC (the "Company") is a wholly-owned subsidiary of Execution Holdings LLC ("the Parent"), itself wholly-owned by Execution Holdings Limited, the ultimate parent. Execution Holdings Limited also owns 100% of Execution Limited ("Limited"), a broker-dealer based in London, England. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company incorporated on June 11, 2002 under the laws of the State of Connecticut, and commenced operations as a registered broker-dealer on December 18, 2002. The Company conducts business from its offices in Greenwich, CT and San Francisco, CA.

The Company acts as an introducing broker and is engaged in brokerage related activities, acting as agent for foreign and United States institutional customers in the purchase and sale of United States equities. These trades are settled on a delivery versus payment basis. Securities transactions for the Company's customers are cleared through and carried by Pershing Securities LLC (the "Clearing Broker") on a fully disclosed basis.

In connection with its activities as a broker-dealer, the Company does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

Cash consists of deposits held in Company accounts at a single bank. Bank deposits in non-interest bearing accounts are fully insured by the Federal Deposit Insurance Corporation (FDIC) through the end of 2009. Bank deposits in an interest bearing account are guaranteed by the FDIC up to $250,000. The Company may be exposed to credit risk for the amount of funds held in the interest bearing account in excess of insurance limits. In assessing this risk, the Company's policy is to maintain its cash

balances with a high quality financial institution. At December 31, 2008, the Company had cash totaling $218,385 on deposit in the non-interest bearing account and $1,633,429 on deposit in the interest bearing account with its bank, which exceeded FDIC insurance coverage by $1,383,429.

Due from Clearing Broker

The Company has a clearing agreement with Pershing to carry its proprietary accounts, and to settle and clear its trades. The Clearing Broker maintains cash balances and earned commissions in various Company accounts. Commissions are generally remitted to the Company within thirty days of being earned. The broker also maintains a segregated clearance deposit of $100,000 in cash.

Any Company assets on hand at the clearing broker serve as collateral for potential defaults of the Company's customers. The Company is subject to credit risk if the Clearing Broker is unable to repay balances due or deliver securities in their custody. The clearing agreement may be canceled with 90 days prior notice by either party.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

Pursuant to U.S. tax rules, the Company, as a single-member limited liability company, has elected to be treated as a disregarded entity for U.S. federal income tax purposes. In 2004, the Parent made the election as a domestic eligible entity to be classified as an association which is taxable as a corporation for U.S. federal income tax purposes. Therefore, the Parent will file U.S. income tax returns for the period ending December 31, 2008 that will include the taxable income and loss of the Company. The Parent will allocate any resulting provision or benefit to the Company.

Depreciation and Amortization

Depreciation is provided for furniture, fixtures and equipment on a straight-line basis over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized on a straight-line basis over the life of the underlying lease.

New Accounting Developments

FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of SFAS No. 109" was issued July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff position ("FSP") FIN 48-3, issued December 30, 2008, deferred the adoption date for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008.

In accordance with FSP FIN 48-3, the Company has elected to defer its application until its required effective date of January 1, 2009.

The Company's accounting policy for evaluating uncertain tax positions prior to the application of FIN 48 has been to provide income taxes based upon positions taken in the Company's tax returns established for uncertain tax positions, using guidance from SFAS No. 5 "Accounting for Contingencies." Under SFAS No. 5, income taxes would be provided for uncertain tax positions to the extent that it is probable, that is, likely that the related liability will successfully be asserted by the tax authorities.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In early 2008, the FASB approved Staff Position ("FSP") FAS-157-2, "Effective Date of FASB Statement No. 157," which delays by one year, the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities for nonpublic companies. The Company has adopted the portion of SFAS 157 that has not been delayed as of January 1, 2008 and plans to adopt the balance of its provisions as of its fiscal year beginning on January 1, 2009.

NOTE 3 - TRANSACTIONS WITH CUSTOMERS

The Company applies the provisions of the Financial Accounting Standard Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain

from the customer accounts introduced by the Company. The Clearing Broker has not extended credit to such introduced customer accounts, and therefore, at December 31, 2008, there were no amounts to be indemnified to the Clearing Broker for these customer accounts.

For the year ended December 31, 2008, one customer accounted for approximately 24% of total revenues.

NOTE 4 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of:

		Estimated Useful Lives
Office equipment	$ 937,379	3 years
Furniture and fixtures	101,206	5 years
Leasehold improvements	362,329	Term of lease
	1,400,914	
Less: Depreciation and amortization	(1,094,708)	
Total	$ 306,206	

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company executes trades on behalf of Limited and collects commissions on these trades at a prescribed rate. Commissions earned on these trades for the period were $1,352,776.

The Company has entered into an new agreement with Limited pursuant to which the Company receives from Limited remuneration for agency fees as well as ancillary services. The remuneration is based on commissions generated from Asia and Europe by its US sales traders, and the European sales traders based in the US, which will be remunerated on a cost plus 6% basis. In addition, the Company reimburses Limited for the management expenses that have been allocated to its subsidiaries. The Company earned remuneration totaling $3,931,493 during 2008, which is included in the Statement of Income as service revenue. At December 31, 2008, the Company owed Limited $57,494. The balance is noninterest-bearing and due on demand.

Included in Other Assets are advances to three US employees from the Company to pay federal withholding taxes on vested restricted stock in 2006. One of the advances was paid to the Company's CEO in the amount of $56,500; the balance was advanced to the other employees. The Company will recoup the advances when the employees sell their shares. .

NOTE 6 - NET CAPITAL REQUIREMENTS

As a broker-dealer and member organization of the FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which requires the maintenance of $100,000 minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification to securities regulators pursuant to the Rule.

At December 31, 2008, the Company had net capital of $1,023,284, which was $923,984 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 1.02 to 1.

Under the clearing arrangement with its Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2008, the Company was in compliance with all such requirements.

NOTE 7 - LEASE COMMITMENTS

The Company entered into a lease agreement for office space effective March 1, 2003. The initial lease term expired on March 31, 2006; however, the agreement provides two options enabling the Company to renew for periods of two and five years, respectively. On May 31, 2007, the Company exercised its second option to renew the lease for another five years starting April 1, 2008 through March 31, 2013. The Company also renewed the lease agreement for the additional space at its Greenwich location effective April 1, 2008 through March 31, 2013. On May 29, 2007, the Company entered into a two-year lease for its San Francisco location effective July 1, 2007 through June 30, 2009. The agreement provides two options enabling the Company to renew for two periods of three years each. At December 31, 2008, the approximate future minimum base rental payments under these leases are as follows:

Year ending December 31,	
2009	$270,150
2010	234,570
2011	197,779
2012	200,053
2013	50,157
Total	$952,709

The lease agreement additionally includes escalation provisions for real estate taxes and other operating costs.

NOTE 8 - INCOME TAXES

Deferred income taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. At December 31, 2008, the Company had deferred tax assets of $259,733. The deferred tax assets relate to charitable contribution carryforwards and depreciation expense, which is not yet deductible for tax purposes.

NOTE 9 - MEMBER'S EQUITY

During 2008, the Company distributed $500,000 of cash capital to the Parent. The Parent, in turn, remitted the funds to Execution Holdings Limited.

NOTE 10 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing brokers. The Company regularly reviews all client accounts to ensure that there are sufficient funds to meet all transaction obligations. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer, and as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

EXECUTION LLC
(A wholly-owned subsidiary of Execution Holdings LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

EXECUTION LLC
(A wholly-owned subsidiary of Execution Holdings LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

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